UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated March 20, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

www.sibanyestillwater.com

MARKET RELEASE
Labour Court declares the extension of the wage agreement to AMCU, valid and lawful
Johannesburg, 20 March 2019: Sibanye-Stillwater (JSE: SGL and NYSE: SBGL) is pleased to advise that it has today received judgement from the Labour Court (the Court), which declares that the extension, on
18 February 2019, of the gold wage agreement reached with the National Union of Mineworkers (NUM),
UASA and Solidarity, to AMCU and other non-unionised employees, is valid and lawful in terms of Section
23(1)(d) of the Labour Relations Act, No 66 of 1995 (S23(1)(d)). The agreement is applicable to non-parties of the agreement.
As a result of the legally binding nature of the extension agreement, the Company will now commence and participate with an independent verification process, to confirm the various unions’ level of representivity required to implement the extension agreement.

Neal Froneman, CEO of Sibanye-Stillwater comments: “We are extremely pleased with the ruling provided by the Labour Court. This judgment provides clarity to all parties on the legal standing of the application of the extension of the wage agreement to AMCU in terms of Section 23(1)(d). Furthermore, it provides a clear path forward to resolving the ongoing strike in a manner which does not compromise our values or undermine our other stakeholders, who have also been negatively impacted by the AMCU strike action. We urge AMCU to respect the ruling and allow due processes to be followed in the interest of all parties and a peaceful resolution to this strike.”

Sibanye-Stillwater Investor relations contact:
James Wellsted
Head of Investor Relations
Email:
ir@sibanyestillwater.com
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”,
“potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-
Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com
from historical results or from any future results expressed or implied by such forward-looking statements.
These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: March 20, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer